FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 20th August 2003

In accordance with the Listing Rules, The "Shell" Transport and Trading Company, p.l.c., advises that notice was received today pursuant to the Companies Act 1985 that Sir PhilipWatts, Chairman and Managing Director of the Company, and Ms J G Boynton, a Managing Director of the Company, have received the undermentioned conditional awards of Ordinary shares of 25p each in The "Shell" Transport and Trading Company, p.l.c. under the shareholder-approved Long-term Incentive Plan of The Shell Petroleum Company Limited/Shell Petroleum N.V.

Sir Philip Watts

A conditional award of 427,872 Ordinary shares.

Ms J G Boynton

A conditional award of 266,475 Ordinary shares.

The number of shares (if any) which a participant will receive in respect of these conditional awards will depend on the degree of satisfaction of performance conditions measured over the three years ending on 31 December 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: August 20, 2003